Press Release

Skandia

9 December 2003

03045242

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

American Skandia – market timing

Skandia is aware that certain practices engaged in by several entities in the mutual fund and variable annuity industries in the United States have come under the scrutiny of the US Securities and Exchange Commission, the New York Attorney General's Office and certain other US regulators. Specifically, several US mutual fund companies and broker/dealers have been accused of allowing trading in mutual funds after ordinary time cutoffs (generally, 4 p.m. New York time) and allowing frequent trading, or "market timing," in mutual funds, which may be harmful to the interests of other unit holders.

Although Skandia is no longer active in the mutual fund or variable annuity industries in the United States, it has been previously disclosed that Skandia has undertaken certain obligations to indemnify Prudential Financial in connection with events that occurred prior to the sale of American Skandia to Prudential.

While no allegations of wrongdoing have been made by regulators against American Skandia, Prudential Financial has disclosed that it, like many others in the industry, has received formal requests for information from regulators, including the US Securities and Exchange Commission, the State of New York Attorney General's Office and other regulators, in connection with issues relating to the purchase and sale of mutual fund units, which includes American Skandia's mutual fund business. Prudential Financial has also disclosed that American Skandia has received a formal request for information from the New York Attorney General's Office in connection with its variable annuity business. Prudential Financial is cooperating with all such inquiries and is conducting its own internal review. Skandia will be kept apprised of developments regarding these inquiries to the extent that they relate to American Skandia pre-sale to Prudential Financial.

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Prudential Financial has disclosed that these inquiries could lead to regulatory proceedings that could result in fines or other sanctions. In addition, it may become subject to civil litigation related to these matters. Because of the complexity and scope of the internal review and the uncertainties of potential regulatory proceedings and civil litigation, Prudential Financial is unable to estimate American Skandia's potential exposure, if any, at this time. Accordingly, while Skandia may be subject to indemnification claims from Prudential Financial

related to any fines, sanctions, cost of remediation or litigation that may arise out of these inquiries in relation to American Skandia pre-sale to Prudential Financial, it is not currently possible to estimate Skandia's potential exposure.

In a related matter, Skandia has learned that a purported class action lawsuit filed last week in the US District Court for the Southern District of New York, purporting to represent shareholders of the INVESCO family of mutual funds against the managers of the INVESCO family of mutual funds, has also named American Skandia as a defendant. The complaint alleges that customers of American Skandia were permitted to engage in late trading and/or market timing in the INVESCO mutual funds. Skandia has not yet had the opportunity to review this case, but intends to participate in the defence of this case if Prudential Financial notifies Skandia that it will seek indemnification in the event it incurs expenses in connection with this matter.

For further information, please contact:
Jan-Mikael Bexhed, EVP and General Counsel, phone,+ 46-8-788 25 00
Gunilla Svensson, Press Manager, phone,+46-8-788 25 00

Press Release

Skandia

9 December 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

November sales SEK 7.4 billion (6.0)[1]

In view of the flood of information during the preceding week and speculation in connection with this on the business trend, Skandia is releasing information on sales for the month of November. Skandia does not intend to continue reporting monthly sales figures in the future.

Sales in November

Sales increased to SEK 7.4 billion (6.0), which is the highest level of monthly sales during the year. This corresponds to an increase of 24% in Swedish kronor and 30% in local currency. Sales in October 2003 were SEK 6.9 billion, while the corresponding figure for September was SEK 6.9 billion. Sales were favourable in the UK. Sales in Sweden were slightly lower compared with a year ago, but have successively increased month by month since August of this year.

Unit linked assurance

Sales of unit linked assurance in local currency rose 26% to SEK 5.2 billion (4.4). New sales of unit linked assurance rose 7%.

Sales through November

Sales amounted to SEK 70.3 billion (69.0), rising 9% in local currency. Of total sales, unit linked assurance accounted for SEK 50.1 billion (49.5), mutual fund savings products for SEK 16.3 billion (15.5), and direct sales of funds for SEK 2.5 billion (2.2).

Sales in the UK amounted to SEK 34.0 billion (36.7). In Sweden sales amounted to SEK 11.1 billion (11.4). Sales in other markets increased to SEK 25.2 billion (20.9).

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46- 8-788 3643

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[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2003, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales development, November 2003

November sales 2003	Sales, SEK billion	% change in local currency compared with November 2002	% change in local currency compared with October 2003
Sales			
Unit linked assurance	5.2	26	3
Mutual fund savings products	1.8	78	18
Other	0.4	-41	125
Sales, group	**7.4**	**30**	**9**
Unit linked assurance			
Sweden	0.6	-7	0
UK	3.2	52	11
Other markets	1.4	0	-11
Sales, unit linked assurance	**5.2**	**26**	**3**
New sales, unit linked assurance			
Sweden	not reported	-4	4
UK	not reported	25	0
Other markets	not reported	-10	-4
New sales, unit linked assurance	**not reported**	**7**	**0**

Skandia

Sales development, January–November 2003

Sales, January – November 2003	Sales, SEK billion	% change in local currency, Jan.-Nov. 2003 compared with Jan.-Nov. 2002	% change in local currency, Jan.-Sept. 2003 compared with Jan.-Sept. 2002
Sales			
Unit linked assurance	50.1	8	4
Mutual fund savings products	16.3	17	9
Other	3.9	-3	8
Sales, group	**70.3**	**9**	**6**
Unit linked assurance			
Sweden	7.8	-9	-9
UK	28.1	9	3
Other markets	14.2	16	17
Sales, unit linked assurance	**50,1**	**8**	**4**
New sales, unit linked assurance			
Sweden	not reported	-10	-10
UK	not reported	-2	-6
Other markets	not reported	15	18
New sales, unit linked assurance	**not reported**	**0**	**-2**

Exchange rates

Exchange rates		2003 30 Nov.	2003 31 Oct.	2003 30 Sept.	2002 31 Dec.	2002 30 Nov.	2002 31 Oct.	2002 30 Sept.
SEK								
EUR	**Closing rate**	9.06	9.07	9.01	9.14	9.02	9.07	9.16
EUR	**Average rate**	9.15	9.16	9.17	9.15	9.15	9.16	9.17
GBP	**Closing rate**	13.00	13.24	12.85	14.03	14.11	14.33	14.58
GBP	**Average rate**	13.29	13.32	13.33	14.58	14.63	14.68	14.71
JPY	**Closing rate**	0.069	0.071	0.069	0.073	0.074	0.075	0.076
JPY	**Average rate**	0.070	0.070	0.070	0.078	0.078	0.078	0.079